China Digital TV Reports Third Quarter 2007 Financial Results

Beijing, China, November 16, 2007 - China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV”), the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market, announced today its unaudited financial results for the three months ended September 30, 2007.

Highlights for Third Quarter 2007

●	Total revenue for the quarter was US$14.4 million, a 37.3% increase from the third quarter of 2006 and a 28.9% increase from the second quarter of 2007.
●	Net income for the quarter was US$8.8 million, a 53.0% increase from the third quarter of 2006 and a 46.9% increase from the second quarter of 2007.
●	Basic earnings per ADS (1 ADS represents 1 ordinary share) were US$0.20, compared to US$0.10 in the third quarter of 2006, and US$0.14 in the second quarter of 2007.
●	China Digital TV shipped 1. 9 million smart cards during the quarter.
●
In the third quarter, China Digital TV entered 18 new contracts to install CA systems, including contracts with  provincial - level cable operators in Heilongjiang and Fujian, the municipal cable operator in Heze, Shandong province, and several cable operators in the city of Ningbo.

“We are pleased with our results for the third quarter of 2007,” said China Digital TV Chief Executive Officer Jianhua Zhu. “This quarter’s strong performance reflects China Digital TV’s leading market position in China’s fast-developing digital television industry. With our established brand name, adaptable product solutions, consistently high-quality customer services and extensive industry partnerships, we are confident that we will maintain our leading market position, and grow along with this dynamic industry.”

Mason Xu, China Digital TV’s Chief Financial Officer, added, “Our successful IPO last month on the New York Stock Exchange demonstrates the confidence of investors in China Digital TV’s business model as well as in the tremendous potential of China’s digital television industry. In the coming quarters, we hope to leverage our deep understanding of the local market, leading industry position and long-term commitment to R&D to capitalize further on this exciting growth.”

Third Quarter 2007 Financial Results

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP.)

For the third quarter of 2007, China Digital TV reported total revenues of US$14.4 million, a 37.3% increase from US$10.5 million in the same period of 2006, and a 28.9% increase from US$11.2 million in the second quarter of 2007. During the quarter, China Digital TV entered 18 new contracts to install CA systems.

Revenues from smart cards and related products were US$12.8 million, a 40.1% increase from the same period of 2006 and a 26.6% increase from the second quarter. Smart card and related products sales were 88.7% of the total revenues for the quarter. China Digital TV shipped 1. 9 million cards in the third quarter of 2007, a 32.9% increase over the number of cards shipped in the same period of 2006 and a 23.6% increase over the second quarter of 2007.

Revenues from services were US$1.6 million, a 19.0% increase over the same period in 2006 and a 49.6% increase over the second quarter of 2007. Service revenue was 11.3% of the total revenues for the quarter.

Gross profit for the quarter was US$12.0 million, a 45.1% increase from US$8.3 million in the same period of 2006 and a 34.0% increase over US$8.9 million in the second quarter of 2007. Gross margin was 83.4% for the third quarter, compared to 79.4% in the same period in 2006 and 80.3% in the second quarter of 2007. The year-over-year and quarter-over-quarter increases were primarily due to increased gross margin for system integration services for this quarter.

Operating expenses for the third quarter were US$2.6 million, a 123.0% increase from US$1.2 million in the same period of 2006 and an 11.6% increase from US$2.4 million in the second quarter of 2007.

●  Research and development expenses for the quarter increased 136.4% to US$1.2 million from US$0.5 million in the same period of 2006 and increased 14.2% from US$1.1 million in the second quarter of 2007. The increases were primarily due to higher average R&D headcount for the quarter, which grew 61.9% from the same period of 2006 and 18.0% from the second quarter of 2007.

●  Sales and marketing expenses for the quarter increased 58.5% to US$0.8 million from US$0.5 million in the same period of 2006 and 36.1% from US$0.6 million in the second quarter of 2007. The year-over-year and quarter-over-quarter increases were primarily due to costs associated with ongoing marketing and brand promotion activities.

●  General and administrative expenses for the quarter increased 308.9% to US$0.6 million from US$0.1 million for the same period of 2006 and decreased 13.7% from US$0.7 million in the second quarter of 2007. The year-over-year increase was primarily due to an increase in personnel costs and share-based compensation expenses. The quarter-over-quarter decrease was primarily due to zero provision for doubtful receivables in this quarter.

Operating margin for the quarter was 64.9%, compared to 68.0% for the same period of last year and 58.9% for the second quarter of 2007.

Net income for the quarter was US$8.8 million, a 53.0% increase from US$5.7 million in the same period of 2006 and a 46.9% increase from US$6.0 million in the second quarter of 2007. Basic and diluted earnings per ADS for the quarter amounted to US$0.20 and US$0.19, respectively.

Non-GAAP net income for the quarter was US$9.2 million, a 57.3% increase from US$5.9 million in the same period of 2006 and a 41.8% increase from US$6.5 million in the second quarter of 2007.

Outlook for the fourth quarter ended December 31, 2007

Based on information available on November 16, 2007, China Digital TV expects its net revenues for the fourth quarter 2007 to be in the range of US$15.5 million to US$17.5 million, representing year-over-year growth in the range of 61% to 82%.

Conference Call Information

China Digital TV’s management will host an earnings conference call at 7 p.m. November 15, 2007 (U.S. Eastern Standard Time, or 8 a.m. on November 16, 2007 Beijing/Hong Kong time).

Dial-in details for this conference call are as follows:

United States:	1-617-224-4325
Hong Kong:	852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode for all regions is “China Digital TV Earnings Call.”

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

A replay may be accessed by phone at the following number until December 14, 2007:

United States	1-888-286-8010
International:	1-617-801-6888
Passcode:	83073359

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2007 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans. China Digital TV may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our registration statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China's rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Helen Wu
Senior Manager of Investor Relations
Tel:	+86-10 8279-0021
 E-mail: ir@chinadtv.cn

Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel:	+86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Statements of Operations

(in U.S. dollars)

	For the three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
Revenues:
Products	12,784,867	10,094,845	9,125,783
Services	1,633,471	1,092,057	1,372,259
Total revenues	14,418,338	11,186,902	10,498,042
Business taxes	(61,292)	(57,393)	(110,045)
Net revenue	14,357,046	11,129,509	10,387,997
Cost of Revenues:
Products	(1,803,858)	(1,487,442)	(1,369,239)
Services	(580,362)	(709,499)	(765,638)
Total Cost of Revenues	(2,384,220)	(2,196,941)	(2,134,877)
Gross Profit	11,972,826	8,932,568	8,253,120
Operating expenses:
Research and development expenses	(1,201,355)	(1,052,015)	(508,242)
Sales and marketing expenses	(842,925)	(619,460)	(531,780)
General and administrative expenses	(605,503)	(701,894)	(148,074)
Total Operating Expense	(2,649,783)	(2,373,369)	(1,188,096)

Income from operation	9,323,043	6,559,199	7,065,024
Interest income	145,805	62,517	83,605
Recognition of change in the fair value of warrants	-	-	(1,351,594)
Income before income tax	9,468,848	6,621,716	5,797,035
Income tax expense – current	(726,734)	(659,319)
Income tax benefit – deferred	41,044	15,560	25,582
Net income before minority interest	8,783,158	5,977,957	5,822,617
Minority interest	-	-	(82,935)
Net income	8,783,158	5,977,957	5,739,682

EPS - Basic ordinary shares	0.20	0.14	0.10
EPS - Basic preferred shares	0.20	0.14	0.24
EPS - Diluted ordinary shares	0.19	0.13	0.09

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Balance Sheet

( in U.S. dollars )

	September 30, 2007	June 30, 2007	December 31, 2006
Current assets:
Cash and cash equivalents	25,926,100	16,365,704	21,137,216
Restricted cash	-	52,729	51,238
Accounts receivable	8,424,822	6,343,752	2,862,276
Inventories, net	4,559,108	4,224,011	2,759,209
Prepaid expenses and other current assets	1,888,440	1,267,525	1,349,195
Amounts due from related parties	1,427,358	1,594,899	1,668,036
Deferred costs – current	511,184	531,955	580,157
Deferred income taxes – current	72,623	67,262	62,864
Total current assets	42,809,635	30,447,837	30,470,191
Property and equipment, net	1,035,465	901,654	537,515
Intangible assets, net	1,067,266	1,169,850	1,464,389
Goodwill	453,498	447,262	432,422
Long-term investment	402,029	105,049	-
Deferred costs – non-current	396,377	426,828	600,357
Deferred income tax – non-current	16,563	-	-
TOTAL ASSETS	46,180,833	33,498,480	33,504,874
Current liabilities:
Accounts payable	430,671	368,424	884,798
Accrued expenses and other current liabilities	1,480,474	1,212,883	1,360,456
Deferred revenue–current	7,774,937	5,089,032	6,899,521
Dividend payable	-	-	11,300,000
Income tax payable	850,241	728,466	-
Total current liabilities	10,536,323	7,398,805	20,444,775
Deferred revenue – non-current	886,667	798,479	1,079,493
Deferred income taxes–non-current	-	20,799	39,739
Total Liabilities	11,422,990	8,218,083	21,564,007
Minority interest	4,000,000	4,000,000	4,000,000
Series A convertible redeemable preferred shares	16,078,197	16,078,197	16,078,197
Shareholders’ equity/(deficiency):
Ordinary shares	17,000	17,000	17,000
Additional paid-in capital	5,917,571	5,574,138	4,887,267
Statutory reserve	2,353,373	2,353,373	2,353,373
Retained earnings / (accumulated deficit)	4,808,874	(3,974,284)	(16,136,820)
Accumulated other comprehensive income	1,582,828	1,231,973	741,850
Total shareholders’ equity/(deficiency)	14,679,646	5,202,200	(8,137,330)
TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY/(DEFICIENCY)	46,180,833	33,498,480	33,504,874

China Digital TV Holding Co., Ltd.

Reconciliation of Non−GAAP Results

( in U.S. dollars)

	For the three months ended
	September 30, 2007	June 30, 2007	September 30, 2006

GAAP Net Income	8,783,158	5,977,957	5,739,682
Non−cash share-based compensation	343,433	378,157	31,466
Amortization of intangible assets	118,041	164,530	105,792
Non−GAAP Net Income	9,244,632	6,520,644	5,876,940